SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

31 March 2014

AVIVA PLC ("Aviva")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs")

Aviva announces that:

•      On 29 March 2011, Jason Windsor, Kirstine Cooper and John Lister (PDMRs) were granted awards over Aviva plc ordinary shares under the Aviva Annual Bonus Plan 2011 (ABP) and the Aviva Long Term
        Incentive Plan 2011 (LTIP).

•      In accordance with the rules of these Plans, and following performance testing of the LTIP award, the awards have vested and the number of shares specified below were released. The grant of awards under the
        LTIP was for nil consideration.  The awards under the ABP were granted at a price of £4.34 per share which was based on the average share price of an Aviva ordinary share for 3 days prior to the date of grant.

•      The releases under the ABP and LTIP include additional shares received in lieu of dividends, which are subject to tax. The awards have been settled on a net-of-tax basis.

•      PDMRs are required to attain a minimum shareholding in Aviva (50% of base salary for PDMRs).  Mr Windsor, Mr Lister and Mrs Cooper have elected to retain all of the shares being released to them.

PDMR	Jason Windsor	Kirstine Cooper	John Lister
2011 LTIP shares received	18,660	10,947	16,051
2011 ABP shares received	22,281	11,415	22,677
Total	40,941	22,362	38,728

This announcement is made pursuant to Disclosure and Transparency Rule 3.1.4. Aviva was notified of the above transactions on 31 March 2014.

Media Enquiries:

Andrew Reid                                                                              +44 (0)207 662 3131

Sarah Swailes                                                                             +44 (0)207 662 6700

General Enquiries:

Liz Nicholls, Company Secretarial                                          +44 (0)207 662 8358

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary